SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 13, 2020.

Autonomous City of Buenos Aires, February 13th 2020

To

Comisión Nacional de Valores

25 de mayo 175, 3er. Piso

Ciudad Autónoma de Buenos Aires

Argentina

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

Ciudad Autónoma de Buenos Aires

Argentina

Mercado Abierto Electrónico S.A.

San Martin 344

Ciudad Autónoma de Buenos Aires

Argentina

Re.:	Banco Macro S.A.- Reports Relevant Event.

Partial Cancellation of Series C Notes

Dear Sirs,

I’m pleased to inform that Banco Macro S.A. resolved to partially canceled Series C Notes (identified at Caja de Valores S.A. under Code #53400) for the nominal amount of $794,500,000, which debt securities had been issued on April 9th 2018 under the Global Medium-Term Note Program of up to a maximum amount outstanding at any time during the term of the program of US $1,500,000,000.

Please be further advised that upon such partial cancellation, the amount of Series C Notes now outstanding shall amount to AR $2,413,000,000.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 13, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer